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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVIS CAPITAL RESOURCES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3340 Peachtree Road, Suite 1800
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Davis III (404) 239-6278
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Westbrook, McGrath, Gibson & Orth
(Name — *if individual, state last, first, middle name*)

2750 Premiere Parkway, Suite 800 (Address) Duluth (City) Georgia (State) 30097 (Zip Code)

SEC RECEIVED MAR 03 2003 PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Daniel W. Davis III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Capital Resources, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independant Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS CAPITAL RESOURCES, INC.

Financial Statements and
Supplemental Information
December 31, 2002

DAVIS CAPITAL RESOURCES, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886
EMAIL:WMGOCPA.COM

REPORT OF INDEPENDENT AUDITORS

To the Stockholder
Davis Capital Resources, Inc.

We have audited the accompanying balance sheet of Davis Capital Resources, Inc. as of December 31, 2002, and the related statement of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davis Capital Resources, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Westbrook, McGrath, Gibson & Orth

February 22, 2003

DAVIS CAPITAL RESOURCES, INC.

Balance sheet
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	6,360
Accounts receivable, less allowance for bad debts of $32,000		32,000
Advances		1,959
Total current assets		40,319
FIXED ASSETS, less accumulated depreciation of $5,391		648
DEPOSITS		3,608
	$	44,575

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	-
STOCKHOLDER'S EQUITY:	
Common stock, $.10 par value, 1,000 shares authorized, 500 shares issued and outstanding	50
Paid-in capital in excess of par	98,050
Accumulated deficit	(53,525)
	44,575
	44,575

The accompanying notes are an integral part of these financial statements.

DAVIS CAPITAL RESOURCES, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
For the year ended December 31, 2002

REVENUE		
Commissions and fees	$	76,874
Interest		26
		76,900
EXPENSES		
Salaries & wages		-
Payroll Taxes		8
Professional fees		9,300
Bank Fees		18
Bad debts		32,000
Auto expense		3,307
Meals & entertainment		2,574
Telephone		890
Office supplies & expenses		63
Licenses & fees		730
Insurance		1,047
Taxes		115
Rent & administration		14,765
Dues & subscriptions		316
Depreciation		381
Travel		713
Postage		39
	$	66,266
NET INCOME (LOSS)		10,634
ACCUMULATED DEFICIT, beginning of year		(64,159)
ACCUMULATED DEFICIT, end of year	$	(53,525)

The accompanying notes are an integral part of these financial statements.

DAVIS CAPITAL RESOURCES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Loss)	$	10,634
Non cash items included in net income		
Depreciation		381
Changes in:		
Accounts receivable		(64,000)
Allowance for bad debts		32,000
Deposits		-
Accrued expenses		(4,597)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(25,582)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additional Paid-in capital in excess of par		4,100
NET CASH USED BY INVESTING ACTIVITIES		4,100
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(21,482)
CASH AND CASH EQUIVALENTS, beginning of year		27,842
CASH AND CASH EQUIVALENTS, end of year	$	6,360

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on mergers and acquisitions and private placement of equity capital. The Company provides services to a limited number of clients during a normal fiscal year. The Company's operations are primarily in the United States.

Revenue Recognition - Revenue related to the sale of mutual funds will be recorded at the date of sale. Revenue related to commissions earned regarding the arranging of private placement of securities by issuers will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets - Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholder in his individual income tax return.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - PENSION PLAN:

The Company has a Simplified Employee Pension Plan (SEP). Contributions to the plan are determined annually and are made at the discretion of the Board of Directors. The Company did not make a contribution to the plan for 2002.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had adjusted net capital of $6,360 which was $1,360 in excess of its required net capital of $5,000.

NOTE 4 – LEASES:

The Company leases office space pursuant to an operating lease that expires in the February, 2002. Rent expense of $14,765 is included in rent and administration expense in the accompanying statement of operations.

NOTE 5 – STOCKHOLDER'S EQUITY:

During 2002 the Company's stockholder contributed $4,100 to the Company's capital. The contribution to capital is reflected as an increase in paid-in capital in excess of par as follows:

Paid-in capital in excess of par at January 1, 2002	$93,950
Contribution to capital during 2002	4,100
Paid-in capital in excess of par at December 31, 2002	$98,050

NOTE 6 – CONCENTRATION OF CREDIT RISK:

The Company's accounts receivable are for services provided for two entities. The trade accounts receivable are stated at the amount management expects to collect from the outstanding balances. Management has provided for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual accounts.

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886
EMAIL:WMGOCPA.COM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Davis Capital Resources, Inc.

Our report on our audit of the basic financial statements of Davis Capital Resources, Inc. for 2002 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information reconciling audited and unaudited reports at December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Gibson & Orth

February 22, 2003

RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2002

Description	As Previously Stated	Debit	Credit	As Stated
ASSETS				
Cash	$6,360			$6,360
Advances	$1,959			$1,959
Accounts Receivable, less allowance for bad debts	$64,000		$32,000 (2)	$32,000
Fixed assets, less accumulated depreciatior	1,029		$381 (1)	648
Other assets	3,608			3,608
	$76,956	$0	$32,381	$44,575
LIABILITIES				
Accounts payable	$0			$0
Other Liabilities	$0			$0
	$0	$0	$0	$0
STOCKHOLDER'S EQUITY				
Common stock	50			50
Additional paid-in capita	98,050			98,050
Accumulated deficit	(21,144)	$32,381 (1) & (2)		(53,525)
	76,956			44,575
	$76,956	$32,381	$0	$44,575
INCOME AND (EXPENSES)				
Revenue	$76,900			$76,900
Salaries	$0			0
Other Compensation	$0			0
Regulatory fees	(730)			(730)
Other expenses	(33,155)	32,381 (1) & (2)		(65,536)
	$43,015	$32,381	$0	$10,634

(1) Adjustments to properly record depreciation in 2002.
(2) Adjustment to properly record allowance for bad debts in 2002.

FORM
X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Davis Capital Resources, Inc. [13]

SEC FILE NO.: 8-35714 [14]

FIRM ID. NO.: 17769 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

3340 Peachtree Rd., N.E. Suite 1800 [20]
(No. and Street)

Atlanta [21] Georgia [22] 30326 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

07-017769-J IIA
DAVIS CAPITAL RESOURCES, INC.
DANIEL WILBORN DAVIS, III
P.O. BOX 420073, TUXEDO STATIO
ATLANTA GA 30342

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________________ day of ______________ 19 ______.

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-35714 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 6,360	200			$ 6,360	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 32,000	550	32,000	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		91[illegible]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	648	680	648	9[illegible]
11. Other assets		535	5,567	735	5,567	9[illegible]
12. TOTAL ASSETS	$ 6,360	540	$ 38,215	740	$ 44,575	94[illegible]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$	1230	$	1450	$	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		50	1792
C. Additional paid-in capital		98,050	1793
D. Retained earnings		(53,525)	1794
E. Total		44,575	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY	$	44,575	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	44,575	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 44,575	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			44,575	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 38,215	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(38,215)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 6,360	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 6,360	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	1,360	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	6,360	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	0	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc.

For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue (includes Interest of $ 26)	76,900	3995
9. Total revenue	$	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 0	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		730	4195
15. Other expenses		65,536	4100
16. Total expenses		$ 66,266	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$ 10,634	4210
18. Provision for Federal Income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 10,634	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc.

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 29,841	4240
A. Net income (loss)			10,634	4250
B. Additions (Includes non-conforming capital of additional paid in capital	$ 4,100	4262		4260
C. Deductions (Includes non-conforming capital of	$	4272	4,100	4270
2. Balance, end of period (From item 1800)			$ 44,575	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis Capital Resources, Inc. as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886
EMAIL:WMGOCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Davis Capital Resources, Inc.

In planning and performing our audit of the financial statements of Davis Capital Resources, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Davis Capital Resources, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

Weatherly, McIlroy, Cutler & Co.

February 22, 2003